Meridian Gold to Explore Atna’s Clover Project

Vancouver, B.C. (June 19, 2006). Atna (TSX:ATN) is pleased to announce that a Letter of Intent has been signed with Meridian Gold Incorporated (TSX:MNG)(NYSE:MDG), allowing Meridian to earn up to a 70% joint venture interest in the Clover Property, Elko County, Nevada. The Letter of Intent outlines the fundamentals of an Earn-in Agreement to be drafted and signed within 90 days and is subject to a land status due-diligence by Meridian on the property’s unpatented mining claims.

Under the terms of the four year agreement, Meridian will commit to paying Atna US$135,000 during the first year and conduct US$300,000 in exploration on the property. Additionally to keep the agreement in good standing, but not as an obligation, Meridian will pay Atna an additional US$500,000 in staged payments over the following 3 year period and incur an additional US$3,000,000 in exploration expenditures to earn an initial 51% interest. After vesting in the initial 51% joint venture interest, Meridian may elect to complete a pre-feasibility study within 30 months to earn an additional 19% interest (bringing Meridian’s interest in the Clover Property to 70% and Atna’s interest to 30%).

David Watkins, Atna’s President and CEO stated, “Meridian is the perfect fit for Atna and the Clover Property. Our new partner has been extraordinarily successful in its exploration and development of the low-cost El Penon mine in Chile, which is in a similar geologic environment. Meridian’s sound understanding of bonanza-grade gold vein targets and an aggressive exploration program will add value to the project for Atna’s shareholders.”

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 34.7 g/t Au, 399 g/t Ag). Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold bearing float and at the south end of the property, high-grade gold intersections from previous drilling (25.3 g/t over 9.7m, 7.9 g/t over 7.6m, and 10 g/t over 3m).

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com